SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT N. 33.700.394/0001 -40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON MARCH 30, 2007.

VENUE AND TIME: Av. Eusébio Matoso, 891, in the City of São Paulo, State of São Paulo, at 5:00 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than a half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

I. Elected to the Board of Officers, with term of office until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30, 2008, Messrs.: DEPUTY OFFICERS: 1. SÉRGIO RHEIN SCHIRATO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 27.838.189 -3/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 249.741.148 -40; 2. TANIA SZTAMFATER CHOCOLAT, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 20th floor, bearer of Identity Card RG N. 29.583.956 -9/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 278.583.348 -16; and 3. MARCOS ANTÔNIO VAZ DE MAGALHÃES, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 3.128.815/SSP -PE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 501.222.404 -30.

II. In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which Unibanco is subjected to, this Board decided to appoint Mr. SÉRGIO RHEIN SCHIRATO as responsible for the departments mentioned below:

  Officer incumbent of Foreign Exchange Transactions – Resolution (Resolução) N. 3265/2005
  Officer incumbent of Exchange Risk– Resolution (Resolução) N. 3142/2004

Considering that the election of Mr. SÉRGIO RHEIN SCHIRATO is subject to the homologation by the Central Bank of Brazil, Mr. WILLIAM MACDOUGALL BETHLEM will remain responsible for those departments until such homologation.

III. It is ratified the appointment of Mr. MAURÍCIO FERREIRA DE SOUZA, as informed to UNICAD on March 22nd, 2007, replacing Mr. OSIAS SANTANA DE BRITO, as responsible for the department mentioned below:

  Officer incumbent of the Accounting Department – Rule (Circular) N. 2676/1996 and Resolution (Resolução) N. 3198/2004.

São Paulo, March 30th, 2007. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, João Dionísio Filgueira Barreto Amoedo, Joaquim Francisco de Castro Neto and Israel Vainboim. This minute is an exact copy of the original transcribed in the proper Corporate Book.

     São Paulo, March 30th, 2007.

_________________________________

_________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 02, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.